October 29, 2004

Mail Stop 0510


via U.S. Mail and facsimile

Brian W. Sturgell
Chief Executive Officer
Novelis Inc.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2

Re: 	Novelis Inc.
	Form 10
		File No. 001-32312

Dear Mr. Sturgell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Not Included In Information Statement

Item 10: Recent Sales of Unregistered Securities; page II-3

1. Item 10 suggests that Novelis will offer shares to Alcan`s stockholders without registration in reliance on Section 4(2). We believe you intend to refer here to the Novelis shares to be distributed by Alcan to its shareholders. If that is true, please revise this statement to remove the implication that Novelis is offering shares to the Alcan shareholders. Please also remove the reference to Section 4(2), since it appears that you are relying on SLAB 4 to make this distribution without registration under the Securities Act. Distributions meeting the conditions in that SLAB are not considered to be sales. Otherwise, please advise what this statement is intended to mean.

Item 99: Information Statement

2. We note that Alcan`s shareholders will vote on the "reorganization transactions" that will accompany the distribution of Novelis shares to Alcan`s shareholders. Please clarify for us exactly what matters Alcan`s shareholders will vote on. We may have additional comments upon review of your response.

Summary; pages 5-9

3. The disclosure about your market position here and throughout the filing should more clearly convey, if true, that Alcan is the world`s leading producer, etc. of aluminum rolled products, and that Novelis will acquire and run this business after the spin-off. In the risk factors section, please also discuss the possibility that as an independent company that is no longer a part of Alcan`s integrated aluminum business, and that does not have the benefit of Alcan`s reputation and brand identity, you may not be able to maintain these market positions in the future. We note disclosure in risk factors on page 10 and 13, but believe that you should also emphasize the risk to your market position, given that you have included a prominent discussion of Alcan`s market position on the first page of the summary.

4. We assume that the measure by which you believe you are the "world`s leading aluminum rolled products producer" is the kilotonnes shipped in 2003. Please revise your disclosure to clarify this. If this statement is based on a different measure, please identify it.

Risk Factors; page 10

	Our agreements with Alcan . . .; page 11

5. Please clarify, if true, that your agreements with Alcan may not be on terms as favorable to Novelis as it would have been able to negotiate with unaffiliated third parties.

Description of Business; page 20

6. Please consider providing your Internet address within this section. See Reg. S-K, Item 101(e)(3).

7. We note that you discuss the global market consumption in each of the principal markets for rolled aluminum products. Please include a cross reference to MD&A for disclosure about what portion of your revenue is derived from sales of products in each of these markets.

Pro Forma Financial Statements; page 57

	Pro Forma Balance Sheet; page 58

8. Please present adjustment (b) separately from adjustment (c) on the face of the pro forma balance sheet.

9. Adjustment (b) relates to the expectation of recording additional borrowings of $2.6 billion, the swapping of $725 million of 7-year term loans to fixed rate debt at a fixed rate of 6.55%, and
corresponding debt issuance costs of $62 million.   Provide us with a
detailed explanation as to how you determined that each of the components of this adjustment were factually supportable as required by paragraph (b)(6) of Rule 11-02 of Regulation S-X.

10. Please revise the footnote to adjustment (f) to discuss the extent to which this amount could increase and the events or circumstances that would result in the amount increasing. Please also disclose the maximum amount of the potential payment.

11. Please revise to present each component of shareholders` equity separately on the face of the pro forma balance sheet. Similarly revise the capitalization table on page 54.

Pro forma Statements of Income; pages 59-60

12. Please present adjustment (a) separately from adjustment (d) on the faces of the pro forma statements of income. In doing so, please also break out adjustment (d) into two separate adjustments: reductions in interest expense due to extinguishments of existing debt and additions to interest expense due to new debt. Each of these pro forma adjustments should show precisely how the amount of each adjustment was computed. Each adjustment should disclose the amount of each loan being repaid or issued multiplied times its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect. Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%) of the new debt. Make the appropriate revisions.

13. Please disclose in the footnote to adjustment (e) how you computed the amount of the adjustment to your income taxes, including your assumed tax rate.

14. Please reconcile in footnote (g) between the numerators and denominators used in computing basic and diluted EPS for each period. Please also disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive for the periods presented.

15. Please disclose in your pro forma and historical financial statements the nature and terms of any management or cost sharing agreements that will be in place subsequent to the spin off and their duration. Please give pro forma effect to any post-spin off management or cost-sharing arrangements in your pro forma financial statements.

Management`s Discussion and Analysis; page 62

16. To the extent that it is reasonably likely that the spinoff or any related transactions or agreements will have a material affect on liquidity, capital resources or results of operations, please discuss them. In this regard, please consider whether your agreement not to compete with Alcan in the sale of aerospace products will have material impact on your business as a whole or any particular segment. Please also consider whether you should elaborate upon any of the matters you have identified under "Risks Related to Separation from Alcan" in MD&A.

Results of Operations; page 70

17. It appears that the price of metal and natural gas significantly impacts your overall profitability. Discuss the overall market movements for aluminum and natural gas prices during each period, and address any material changes to these prices that have taken place subsequent to the period end. Refer to Item 303(a)(3)(ii) of Regulation S-K.

18. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, the increase in sales and operating revenues for the year ended December 31, 2003 compared to the year ended December 31, 2002 was due to higher LME aluminum prices, a shift in product mix, and the weakening of the U.S. dollar against most currencies. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K.

19. Please separately discuss the business reasons for the changes between periods in the sales and BGP of each of your segments for the six months ended June 30, 2004 and 2003. In addition, where there is more than one reason for a change between periods, please also revise your segment MD&A for the annual periods to quantify the extent to which each reason contributed to the overall change in the segment line item. Please also separately discuss in MD&A the business reasons for the change between periods in the reconciling items excluded from the BGP of your segments.

20. On page 71, you discuss net income for various periods excluding certain items. Thus, these amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods, such as the specified items you refer to, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

21. You present free cash flow. Please disclose all material limitations of the measure. For example, there are some non-discretionary expenditures, such as mandatory debt service requirements, that have not been included in the calculation. For additional guidance, refer to Question 13 of our Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures, which was released on June 13, 2003.

22. You do not believe that an analysis of historical interest expense is meaningful, as it does not reflect the level of debt financing that your business will assume or incur upon separation from Alcan, nor the associated interest costs. Given the requirements of Item 303 of Regulation S-K, we believe that you should include a discussion of historical interest expense and continue to clarify that the reported financial information is not indicative of future operating results. Refer to Instruction 3 of Item 303(a) of Regulation S-K.

23. Other expense, net of other income, of $21 million in 2002 includes a pre-tax expense of $44 million related to a transfer pricing adjustment. Expand your disclosure to clarify the nature of this transfer pricing adjustment.

Income Taxes; page 73

24. We note your discussion regarding the changes in the effective tax
rates of negative 4% in 2001, 57% in 2002 and 25% in 2003.   It
appears that one of the significant factors for these changes is the recording and release of valuation allowances recorded against deferred tax assets. Please expand your discussion to explain the reasons for the fluctuations in the valuation allowances and recording of deferred tax assets. Refer to Section II.B. of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance dated March 31, 2001.

Liquidity and Capital Resources; page 73

25. On page 74, you estimate maintenance capital expenditure requirements will be between $100 million and $120 million per annum on an ongoing basis. Clarify whether these costs will be expensed or capitalized.

Contractual Obligations; page 75

26. Please revise your table of contractual cash obligations to include the following:
a. Estimated interest payments on your debt and
b. Estimated payments under interest rate swap agreements.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Environment, Health and Safety; page 76

27. You have recorded an estimated liability of $36 million at June 30, 2004 in deferred credits and other liabilities for undiscounted remaining clean-up costs related to 12 sites. Clarify whether the $36 million included in deferred credits and other liabilities is inclusive of all accruals related to environmental liabilities or solely includes accruals related to clean-up costs. Specifically, clarify whether the restructuring and asset impairment charges of $20 million at June 30, 2004 of which a portion is related to environmental remediation costs (page F-56) is included in the $36 million. Correspondingly, clarify the amounts recorded as of December 31, 2003.

28. On page 76 you state that expenses for environmental protection were $57 million for 2003. Note 13 of your financial statements for the year ended December 31, 2003 indicates that $25 million was recorded for environmental provisions for the year ended December 31, 2003. Please clarify your disclosure to describe the difference in these two amounts.

29. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. For each of the environmental matters included on page 46, provide the detailed disclosures requested for by the SAB Topic 5:Y including the disclosures required by paragraph 9 and 10 of SFAS 5.

Management; page 89

30. In your summary compensation table on page 98, please provide the compensation of the named executives for the years ended December 31, 2002, and December 31, 2001 if that information was required to be provided in response to a previous filing. See Regulation S-K, Item 402(b)(1); Instruction to Item 402(b).

Description of our Share Capital; page 114

	Initial distribution of our common shares; page 116

31. Please explain how fractional shares will be converted to cash. If you intend to hire an independent agent to combine fractional shares and sell them to provide proceeds to shareholders, please discuss whether the agent will make sales in the open market, whether the agent will have sole discretion to determine when, how, through which broker-dealer and at what price to make sales, and whether the independent agent and the broker-dealers it uses are affiliates of either Alcan or Novelis.

Financial Statements

	Auditors` Report, page F-2

32. Please note that we will not clear the Form 10 until the preface is removed and the auditors` report is finalized.

Combined Statements of Income, pages F-3 and F-49

33. Please separately present cost of sales and operating expenses associated with related parties. Refer to Item 2 of Rule 5-03 of Regulation S-X on the face of the income statements.

34. Disclose the amount of service revenues and related cost of sales as required by Rules 5-03(b)(1) and (2) of Regulation S-X on the face of the income statements.

Combined Statements of Cash Flows, page F-5

35. Your netting of cash flows related to other assets and other liabilities in your operating activities is not appropriate. Revise to present cash flows related to deferred charges and other assets separately from those related to deferred credits and other liabilities. See SFAS 95.

	Note 1.  Nature of Operations, page F-7

36. The Novelis Group includes the majority of the rolled products business of Alcan together with some of the alumina and primary metal-related businesses in Brazil. Certain plants previously included in Alcan`s rolled products business or plants to manufacture products for the plate and aerospace markets have been excluded. Provide us a with a comprehensive explanation as to why you determined it is appropriate to not present financial statements for the entire rolled products business. To the extent applicable, specifically address the provisions of SAB Topic 5:Z:7. In addition, provide us with summarized financial information for the rolled products business operations retained by Alcan for the year ended December 31, 2003 as well as six months ended June 30, 2004.

Note 2.  Basis of Presentation, Page F-7

37. As required by Question 2 of SAB Topic 1:B, please disclose the estimated amount of expenses that would have been incurred in each of the three years ended December 31, 2003 and the six months ended June 30, 2004 had you been an unaffiliated entity of Alcan or state an estimate is not practicable.

Note 3.  Summary . . . Foreign Currency; page F-10


38. Given the guidance provided in paragraphs 5 through 8 of SFAS 52, tell us how you determined it is appropriate to use the U.S. Dollar as the functional currency for Canada and other non-US countries.

Note 3.  Summary . . . Commodity Contracts; page F-11

39. Please disclose why no amounts appear in your accumulated other comprehensive income (loss) balance sheet line item or your comprehensive income (loss) any period presented related to contracts designated as cash flow hedges.

	Note 3.  Summary . . . Inventories; page F-11

40. Disclose the actual and estimated amount of general and administrative costs remaining in inventory at each balance sheet date as well as the aggregate amount of general and administrative costs incurred in each period presented. Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X.

Note 3.  Summary . . . Environmental Costs and Liabilities; page F-12

41. You state that environmental costs that are not legal asset retirement obligations are expensed or capitalized, as appropriate. Confirm to us that you do not have asset retirement obligations or provide the disclosures required by paragraph 22 of SFAS 143.

Note 12.  Sales of Receivables; page F-26

42. Provide all of the disclosures required by paragraph 17 of SFAS 140 including the gain or loss recorded from the sale of receivables and cash flows between you and Alcan related to the sale of receivables. In addition, tell us whether the cash flows associated with the sale of receivables is included in the operating, financing, or investing category on the statement of cash flows.

43. Please disclose in greater detail the structure of your receivable sales and how you determined that you met the criteria in paragraph 9 of SFAS 140 in treating the amounts you did as sales.

Note 15.  Property, Plant and Equipment; page F-27

44. Please breakout the machinery and equipment line item into smaller and more meaningful components. In addition, we see from pages F-11 and F-12 that the range of useful lives for your machinery and equipment is very broad. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 26.  Differences between United States and Canadian . . .; page
F-43

45. Please disclose why adjustment (e) described as joint ventures results in a reduction to cost of sales and operating expenses of $35 million and an addition of depreciation and amortization expenses of $32 million.

Interim Financial Statements; page F-48

46. Please address the comments above in your interim financial statements as well.

Note 11.  Related Party Transactions; page F-59

47. You have trade receivables recorded from Aluminum Norf GmbH at December 31, 2003 and June 30, 2004. Please disclose why there are no sales and operating revenues recorded related to Aluminum Norf GmbH for the year ended December 31, 2003 and the six months ended June 30, 2004.

Exhibits

48. We note that you plan to file several exhibits by amendment. We will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 942-7769 or Rufus Decker at
(202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or me at (202) 942-1950 with any other questions.



			Sincerely,




			Pamela Ann Long
					Assistant Director


cc:	Sarah P. Payne, Esq. (via facsimile 650/461-5700)
Sullivan & Cromwell LLP
	1870 Embarcadero Rd.
	Palo Alto, CA 94303-3308
Brian W. Sturgell
Novelis Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE